LETTER HEAD OMITTED

CeleXx Corp.
7251 West Palmetto Park Road, Suit 208
Bocca Raton Fl. 33433
Phone 561-395-1920
Dec 1, 1999

Mr. Willam L. Tolbert, Jr.
Assistant Director U.S. Securities and Exchange Commission
Washington D.C. 20549



Re: Cobratec, Inc.
Registeration Statement on Form 10-SB
SEC File No. 0-27535


Dear Mr. Tolbert,

We hereby withdraw the Registration Statement on Form 10-SB, SEC File No.0-27535, effective immediately.

If you have any questions, please contact the undersigned at 561-395-1920.


Sincerly, Douge Ford
Chairman and President
CeleXx Corporation.
(Formaly Cobra Tech, Inc.)